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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Mr. Edwin Kim

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Mr. Stephen Krikorian

Re:                             CrowdStrike Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001535527)
Submitted April 17, 2019

Ladies and Gentlemen:

On behalf of our client, CrowdStrike Holdings, Inc. (the “Company” or “CrowdStrike”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated May 3, 2019 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company, confidentially submitted on April 17, 2019 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement as well as a copy of this letter.

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For ease of review, we have set forth below in italics each of the comments as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 80

1.              Your response to prior comment 3 appears to indicate that you have significant risk as to ascertaining whether your customers would be considered a small and medium-sized customer, defined as having fewer than 2,500 total endpoints. Please disclose whether your new subscription customers are primarily small and medium-sized customers and whether your small and medium-sized customers represent substantially all or a substantial majority of the total number of subscription customers. Qualitative disclosure of the proportionality of these customers will provide context to this disclosure.

Response: The Company has revised the disclosure on page 82 of the Revised Draft Registration Statement to address the Staff’s comment.

Executive Compensation

Bonus and Non-Equity Incentive Plan Compensation, page 142

2.              Please advise whether the individual bonus plan established in fiscal year 2019 for Mr. Kurtz will be filed as an exhibit.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that this individual bonus plan is being filed as Exhibit 10.11 to the Revised Draft Registration Statement.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com or Emily Roberts at (650) 752-2085 or emily.roberts@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:                     George Kurtz, President and Chief Executive Officer, CrowdStrike Holdings, Inc.

Burt Podbere, Chief Financial Officer, CrowdStrike Holdings, Inc.

Cathleen Anderson, Vice President, Legal, CrowdStrike Holdings, Inc.

David J. Segre, Partner, Cooley LLP

Jon C. Avina, Partner, Cooley LLP

Jonie I. Kondracki, Partner, Cooley LLP

Via EDGAR and overnight delivery.